UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: January 12, 2022

(Date of earliest event reported)

PHOENIX CAPITAL GROUP HOLDINGS, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-4526672
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5601 S Broadway

Suite 240

Littleton, CO 80121

(Full mailing address of principal executive offices)

(303) 749-0074

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: 9.0% Bonds

ITEM 9. OTHER EVENTS

On January 12, 2022, Phoenix Capital Group Holdings, LLC, a Delaware limited liability company (the “Company”) entered into that certain Indenture, dated as of January 12, 2022 (the “Indenture”), by and between the Company and UMB Bank, N.A., as trustee (the “Trustee”). The Indenture includes modified terms to the form of Indenture previously filed by the Company including the Company’s intention to pay interest on the Bonds (as defined in the Indenture) monthly rather than quarterly. The Indenture also includes a revised Form of Bond as an exhibit thereto in order to reflect these changes.

The foregoing description of the Indenture and Form of Bond is a summary and is qualified in its entirety by the terms of the Indenture and Form of Bond, copies of which are filed as Exhibit Nos. 3(a) and 3(b) to this Current Report on Form 1-U and incorporated by reference herein.

Exhibits

Exhibit No.	Description of Exhibit

3(a)	Indenture between Phoenix Capital Group Holdings, LLC and UMB Bank, N.A., as trustee, dated as of January 12, 2022

3(b)	Form of Bond

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phoenix Capital Group Holdings, LLC, a Delaware limited liability company

By:	/s/ Lindsey Wilson
Name:	Lindsey Wilson
Its:	Manager

Date: January 13, 2022